March 19, 2008

VIA FACSIMILE (202) 772-9210

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Maryse Mills-Apenteng, Esq.
Division of Corporation Finance

Re:	Protocall Technologies Incorporated - Revised Preliminary Information Statement on Schedule 14C filed February 25, 2008 (No. 0-51111) for Increase of Authorized Shares

Ladies and Gentlemen:

On behalf of our client, Protocall Technologies Incorporated, a Nevada corporation (the “Company”), we have set forth below responses to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 5, 2008 (copy attached), with respect to the captioned Information Statement.

General

Comment 1:

In response to the staff’s comment, when the Company states, “We are contractually obligated to increase our authorized shares pursuant to a previous financing,” it is referring to the financing transaction that was first reported in the Company’s Current Report on Form 8-K filed with the Commission on August 10, 2006, over a year and a half ago, and amended in the Company’s Current Report on Form 8-K filed with the Commission on June 6, 2007. As a result of the change in the Company’s stock price since the date of the financing transaction and the built-in conversion price and exercise price adjustment features of the Callable Secured Convertible Notes and the Warrants issued by the Company in that financing transaction, the Company no longer has the necessary authorized, unissued shares of common stock available for the maximum number of shares of common stock potentially issuable upon conversion of the Notes and exercise of the Warrants at this time. As a consequence, the Company must increase its authorized shares of common stock from 200 million to 550 million shares to allow the Company to reserve adequate shares for conversion of the Notes and Warrants, as well as to provide additional shares for issuance as needed (though no such other issuances are contemplated at this time). Since the Company’s shares are not traded on a national securities exchange, the financing transaction is not required to be approved by the Company’s stockholders. The Company has revised the Information Statement to reflect this clarification. See page 1.

In light of the foregoing, we do not believe that the approval of an increase in authorized shares is, in effect, an approval of the financing transaction. As a result, we do not believe that the extensive disclosure as it applies under Note A to Schedule 14A, is applicable in this case.

Comment 2:

In response to the staff’s comment, as noted in our response to Comment 1, a portion of the newly authorized shares (specifically, 319,107,539 shares) are to be reserved for issuance pursuant to potential conversion or exercise of the Callable Secured Convertible Notes and/or Warrants. Other than with respect to these shares, the Company has no present plans, proposals or arrangements to issue any additional shares. The Company has revised the Information Statement to reflect this clarification. See pages 1 and 4.

Comment 3:

In response to the staff’s comment, with reference to SEC Release 34-15230, the effective increase in the number of authorized, unissued shares of the Company’s common stock may be construed as having an anti-takeover effect by permitting the issuance of shares to purchasers who might oppose a hostile takeover bid or oppose any efforts to amend or repeal certain provisions of the Company’s certificate of incorporation or by-laws. Such a use of these additional authorized shares could render more difficult, or discourage, an attempt to acquire control of the Company through a transaction opposed by the Company’s board of directors. In addition, certain provisions of Nevada corporate law, as embodied in the Company’s certificate of incorporation, could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. The Company does not currently have any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. The Company has revised the Information Statement to reflect that management could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the stockholders. See page 4.

Comments 4:

In response to the staff’s comment, below is a tabular presentation identifying (a) the number of shares issued and outstanding; (b) the number of shares authorized and reserved, identifying each purpose for which shares are being reserved; and (c) the number shares authorized and unreserved, showing the current deficit. The Company has revised the Information Statement to reflect this disclosure. See page 4.

(a)	Issued Common Stock	126,293,894
	Outstanding Common Stock	126,133,894

(b)	Authorized Common Stock	200,000,000
	Reserved Common Stock:
	for exercise of stock options	17,907,901
	for exercise of warrants	40,849,783
	for conversion/exercise of notes and warrants	331,055,961
	for conversion of series A preferred stock	3,000,000
	Total Reserved	392,813,645

(c)	Authorized and Unreserved Common Stock	(319,107,539)

Comments 5:

In response to the staff’s comment, given that the Company had already secured the affirmative consent of the holders of a majority of its voting securities, the Company determined that it would be a more efficient use of limited corporate resources to forego the dissemination of a proxy statement and subsequent majority vote in favor of the actions at a stockholders’ meeting called for such a purpose, and rather proceed through the written consent of the holders of a majority of the Company’s voting securities. Spending the additional Company time, money and other resources required by the former approach, would have been potentially wasteful and, consequently, detrimental to completing the amendment in a manner that is timely and efficient for the Company and its stockholders. The Company has revised the Information Statement to expand this disclosure. See page 5.

*      *      *

In connection with this response letter and the revisions to the Information Statement, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have any questions concerning this letter or desire any further information or clarification, please do not hesitate to contact Bruce Newman, Chief Executive Officer of Protocall, at (631) 543-3655 x241, or me at (212) 801-9221.

If at all possible, we would appreciate your comments on our responses above by the end of business on Friday, March 28, 2008.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Mr. Bruce Newman